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Exhibit 1

ANNOUNCEMENT SUMMARY

10 April 2003

Australian Stock Exchange Limited

Principal Financial Group, Inc. Responds to New Zealand Securities Commission Announcement

        We attach a copy of a public announcement that Principal Financial Group, Inc. has today made in the United States.

        The announcement contains information relevant to the information contained in the media release issued by Westpac Banking Corporation and lodged with the Australian Stock Exchange yesterday, concerning funds offered by BT Funds Management in New Zealand.

Principal Financial Group, Inc. Responds to New Zealand Securities Commission Announcement

        DES MOINES, Iowa—(BUSINESS WIRE)—April 9, 2003—Principal Financial Group, Inc. (NYSE:PFG) announced today that it is reviewing potential non-compliance by BT Funds Management with New Zealand securities law while BT was owned by The Principal, in response to a release made yesterday by the New Zealand Securities Commission.

        New Zealand securities regulations allow Australian issuers to issue their securities in New Zealand provided that the Australian registered prospectus and certain other documents are appropriately filed with the New Zealand Registrar of Companies. In particular, the rules require that any amendments to constitutions and compliance plans be filed in New Zealand.

        In their release, the New Zealand Securities Commission has taken a view that some of BT's filings were late. Where monies are received from investors into funds in non-compliance, the New Zealand Securities Act provides that investors are entitled to their initial investments and 10 percent interest on such investments from the time of deposit until refund.

        "The filing of these documents with the New Zealand securities regulator is viewed as a technical matter, and there is uncertainty as to what constitutes timely filing in practice," said Mary O'Keefe, senior vice president at The Principal. "It is important to note that we believe New Zealand investors were not damaged by any potential late filing of these technical documents, because investors received the information that is required to be provided directly to them."

        "It is common to have some post-completion liabilities in the normal course of a sales transaction. As part of the BT sales agreement, we agreed to indemnify Westpac, the purchaser, up to a maximum of A$250 million (approximately U.S.$150 million), for costs associated with potential filing non-compliance. We are reviewing the applicability of the indemnity regarding this matter. With regard to the issue itself, we continue to view it as a technical issue which may affect many in the industry, and we continue to be hopeful for favorable legal/regulatory resolution," said O'Keefe.

        "While the New Zealand Securities Act provides one remedy, if non-compliance is ultimately determined, it is not the only possible outcome — other avenues are being explored. A great deal of work is currently being done to identify liability for potential non-compliance, including any non-compliance periods, impacted investors and related legal/regulatory issues. Therefore at this time we cannot estimate what liability to The Principal, if any, will result from this situation," said O'Keefe.

About the Principal Financial Group

        The Principal Financial Group(R) (The Principal (R))(1) is a leader in offering businesses, individuals and institutional clients a wide range of financial products and services, including retirement and investment services, life and health insurance and mortgage banking through its diverse family of financial services companies. More employers choose the Principal Financial Group for their 401(k) plans than any other bank, mutual fund, or insurance company in the United States(2). A member of the Fortune 500, the Principal Financial Group has $111.1 billion in assets under management(3) and serves some 13 million customers worldwide from offices in Asia, Australia, Europe, Latin America and the United States. Principal Financial Group, Inc. is traded on the New York Stock Exchange under the ticker symbol PFG. For more information, visit www.principal.com.

(1)
"The Principal Financial Group" and "The Principal" are registered trademarks referring to Principal Financial Group, Inc..

(2)
CFO Magazine, April/May 2002, based on total plans served in 2001 by insurance companies, banks and investment firms.

(3)
As of December 31, 2002.

CONTACT:	Principal Financial Group, Inc., Des Moines Media Contact: Jeff Rader, 515/247-7883 rader.jeff@principal.com or Investor Relations Contact: Tom Graf, 515/235-9500 investor-relations@principal.com

SOURCE:	Principal Financial Group, Inc.

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  Exhibit 1